PRESS RELEASE
Press Release No. 08-01

METALLICA RESOURCES INCREASES FOURTH QUARTER GOLD PRODUCTION
BY 56% AT CERRO SAN PEDRO AND PROVIDES 2008 GUIDANCE

January 9, 2008, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report that gold and silver production at its Cerro San Pedro mine in Mexico increased 56% and 35%, respectively, relative to the third quarter 2007. For the year, the Cerro San Pedro mine produced 26,799 ounces of gold and 406,592 ounces of silver. Approximately 53% of the gold and 48% of the silver were produced in the fourth quarter demonstrating that the mine is on track to achieve full and steady-state production during 2008.

Key performance indicators for the fourth quarter 2007 and since production commenced in May, are presented below, along with production and cost guidance for 2008.
	Quarter Ended December 2007			Year to Date December 2007
	Actual	Budget	Budget Variance	Actual	Budget	Budget Variance
Ore Tonnes to Pad (000’s)	2,291	2,007	14%	6,536	6,689	(2%)
Gold Grade (gm/tonne)	0.56	0.59	(5%)	0.51	0.54	(6%)
Silver Grade (gm/tonne)	18.14	21.41	(15%)	23.91	27.75	(14%)
Poured Gold Ounces	14,103	17,324	(19%)	26,799	30,000	(11%)
Poured Silver Ounces	194,431	187,839	4%	406,592	400,000	2%
Cash Cost per Ore Tonne	$5.17	$4.49	15%	$5.27	$5.25	0%

  The Company produced 14,103 ounces of gold and 194,431 ounces of silver in the fourth quarter. Gold production targets in the fourth quarter were impacted by the Company’s decision to use Cell 3 for bulk metallurgical tests rather than for the leaching of fresh ore. As a result, the additional ore stacked on Cell 1 required extended leach time. By the end of December the pregnant solution grades were back to budgeted levels.

  Cash costs per tonne of ore for the fourth quarter were $5.17, 15% above budgeted levels due to accelerated waste mining rates. Cash costs on an annualized basis met projections.

  Ore production to the pad during the fourth quarter was approximately 2.3 million tonnes, exceeding forecasts by nearly 300,000 tonnes.

  The Cerro San Pedro processing plant operated at 100% capacity in the fourth quarter. The plant is currently producing approximately 200 ounces of gold per day. Roughly 150,000 tonnes of ore are being placed under leach each week.

  Gold and silver sales in the fourth quarter, unaudited, totaled $10.4 million and $2.6 million respectively. The Company sold 13,221 ounces of gold and 184,576 ounces of silver at an average realized price per ounce of $790 and $14.21 respectively.

  The leach pad at Cerro San Pedro held approximately 6.6 million tonnes of ore at December 31, 2007 containing an estimated 108,400 ounces of gold and 5.1 million ounces of silver. Approximately 44,200 ounces of gold and 853,900 ounces of silver are estimated to be recoverable. Recovery rates appear to be consistent with estimates for the type of ore on the leach pad and the leach duration. The recovery period is estimated to be five months for gold and six months for silver. Actual recoveries have been 61% for gold and 48% for silver, which is in line with the recovery curve projections.

2008 Guidance

  The mine is expected to produce 80,000 ounces of gold and 1.35 million ounces of silver during 2008 at a cash operating cost, net of silver, of $263/ounce of gold, based on the December 31, 2007 closing price for silver of $ 14.80 per ounce.

  Mine production is expected to be approximately 8.0 million tonnes of ore and 13.8 million tonnes of waste during 2008, resulting in a waste-to-ore ratio of approximately 1.7:1. This figure is consistent with the Life of Mine (LOM) plan for 2008. The LOM ratio is 1.2:1.

  Cash cost per tonne of ore mined for 2008, our first full year of operation, is expected to be $5.40, exceeding the LOM plan for 2008 by only 12%. This modest increase is due to mining and general and administrative costs.

  Capital costs for 2008 are estimated at $6.7 million and will include the construction of Phase 2 of the leach pad, which has been advanced to 2008 from 2009 as originally scheduled due to increased mining rates.

  A three-year lease agreement with the Company’s current equipment provider, Desarrolladora de Proyectos Hidroelectricos, S.A. DE C.V. was executed on December 19, 2007. The agreement came into effect on January 1, 2008 and requires all maintenance to be performed by the equipment provider. The leased fleet is operated by Minera San Xavier personnel, Metallica’s wholly owned operating subsidiary.

  The Cerro San Pedro mine exited 2007 with a stellar safety record. There were no employee Lost Time Accidents (LTA) and only one LTA recorded by the contractors, an exceptional accomplishment for a startup operation. Our employees are commended for achieving this goal.

Conference Call

The Company will be host a conference call to discuss year end 2007 results and provide further operational updates on Tuesday, March 18, 2008. Details of the call, including times and contact numbers, will be released when they are finalized.

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 1.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY’S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.